News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE WITHDRAWS ITS OFFER TO AURIZON SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA--(July 7, 2006) - Northgate Minerals Corporation ("Northgate") (TSX:NGX)(AMEX:NXG) announced today that the British Columbia Court of Appeal has ruled against Northgate and that the injunction imposed by the lower court on June 29, 2006 remains in effect. As a result, Northgate has been forced to exercise its right to withdraw its offer. Shares deposited under the offer will be returned to Aurizon shareholders as soon as practicable.

Ken Stowe, Northgate's President and CEO stated that: "We are obviously extremely disappointed with the court's decision."

"Our offer for Aurizon, that was priced at a 30.5% premium on the day that we announced our intention to make the offer, provided full and fair value to Aurizon Shareholders who would have benefited from the upside in a business combination that would have created a leading mid-tier, Canadian-focused gold miner with a market capitalization of over US $1 billion. Northgate made its offer in good faith and believes that the confidentiality and standstill agreement has been used to deny Aurizon shareholders the opportunity to respond to our offer. It has been 45 days since we first announced our intention to make our offer and Aurizon has yet to announce any alternative offers for their shareholders to consider. Over the past several weeks we have had discussions with many of Aurizon's major shareholders who are supportive of our offer. The legal action taken by Aurizon's management and its board of directors to stop the Northgate offer has prevented Aurizon shareholders from determining whether our proposed business combination would have been in their own best interests."

"Now that we are no longer in a position to proceed with our offer for Aurizon, we are moving on to other opportunities to create long-term value for Northgate's shareholders."

Forward-Looking Statements

Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Ewan Mason
President and Chief Executive Officer	Managing Director and Head of Global Mining
416-216-2772	Investment Banking – TD Securities Inc.
416-308-3099